UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

 Central Puerto S.A. Consolidated financial statements for the three-month periods ended March 31,2026 - 1 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina FISCAL YEAR N° 35 BEGINNING JANUARY 1, 2026 FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2026 CUIT (Argentine taxpayer identification number): 33-65030549-9. Date of registration with the Public Registry of Commerce: – Of the articles of incorporation: March 13, 1992. – Of the last amendment to by-laws: December 29, 2022. Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations. Expiration date of the articles of incorporation: March 13, 2091. The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings. CAPITAL STRUCTURE (stated in pesos) 1,513,770,222 common, outstanding book-entry shares, with face value of 1 each and entitled to one vote per share.1,499,862,38113,907,841(1)1,513,770,222Subscribed, paid-in, issued and registered Class of sharesTotalOutstanding sharesTreasury shares (1) Net of 252 corresponding to the capital reduction of 252,034 shares, which is pending registration. See Note 9. - 2 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. CONSOLIDATED STATEMENT OF INCOME for the three-month periods ended March 31, 2026 03-31-202603-31-2025NotesARS 000ARS 000Revenues5343,563,818 210,701,916 Cost of salesExhibit F(202,058,074) (119,029,031) Gross income141,505,744 91,672,885 Administrative and selling expenses(31,437,736) (21,858,357) Other operating income5.121,532,942 15,529,885 Other operating expenses5.2(2,707,338) (1,194,687) Operating income128,893,612 84,149,726 Loss on net monetary position (1)(601,170) (11,701,430) Finance income5.325,301,656 21,934,843 Finance expenses5.4(20,590,418) (28,221,932) Share of the profit of associates(843,020) 39,525,977 Result from investments in entities measured at fair value26,492,940 7,867,844 Income before income tax158,653,600 113,555,028 Income tax for the period37,359,606 (27,556,708) Net income for the period196,013,206 85,998,320 Attributable to:– Equity holders of the parent187,542,928 82,745,805 – Non-controlling interests8,470,278 3,252,515 196,013,206 85,998,320 Earnings per share:Basic and diluted (ARS)125.04 55.06 Exhibit HUnaudited6 - 3 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME for the three-month periods ended March 31, 2026 03-31-202603-31-2025NotesARS 000ARS 000Net income for the period196,013,206 85,998,320 Other comprehensive income for the periodOther comprehensive income not to be reclassified to income in subsequent periodsForeign currency translation adjustment (1)(131,221,100) - Other comprehensive income to be reclassified to income in subsequent periodsForeign currency translation adjustment (2)45,695,830 - Other comprehensive income for the period(85,525,270) - Total comprehensive income for the period110,487,936 85,998,320 Attributable to:– Equity holders of the parent105,268,477 82,745,805 – Non-controlling interests5,219,459 3,252,515 110,487,936 85,998,320 Unaudited - 4 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of March 31, 2026 03-31-202612-31-2025NotesUnauditedUnauditedARS 000ARS 000Non-current assetsProperty, plant and equipmentExhibit A2,271,824,194 2,345,654,169 Intangible assetsExhibit B37,597,310 40,473,069 Piedra del Águila Hydroelectric Plant concession335,767,956 - Biological assets214,243,168 191,637,865 Investments in associates54,127,412 28,597,156 Inventories12,244,520 12,616,367 Other non-financial assets8.110,971,698 11,510,998 Trade and other receivables7.1103,819,986 128,190,179 Other financial assets7.4202,496,168 184,566,743 Deferred tax asset650,096,118 4,177,107 3,293,188,530 2,947,423,653 Current assetsBiological assets18,992,826 13,326,868 Inventories29,104,920 28,256,203 Other non-financial assets8.141,863,544 22,513,960 Trade and other receivables7.1390,569,784 320,407,780 Other financial assets7.4178,785,194 300,180,651 Cash and cash equivalents26,347,830 37,680,683 685,664,098 722,366,145 Total assets3,978,852,628 3,669,789,798 Equity and liabilitiesCapital stock1,499,862 1,499,862 Adjustment to capital stock531,424,214 559,576,397 Treasury shares13,908 13,908 Comprehensive adjustment of treasury shares4,029,824 4,242,126 Cost of treasury shares(8,108,194) (8,536,133) Legal reserve135,198,296 142,339,738 Voluntary reserve942,273,858 992,046,623 Other equity accounts(45,550,720) (47,993,780) Voluntary reserve for future dividends distribution546,752,368 575,633,604 Retained earnings503,357,568 332,495,992 Accumulated other comprehensive income45,695,830 - Equity attributable to holders of the parent2,656,586,814 2,551,318,337 Non-controlling interests70,019,030 64,799,571 Total equity2,726,605,844 2,616,117,908 Non-current liabilitiesOther non-financial liabilities8.217,392,470 21,740,625 Loans and borrowings7.3326,796,012 348,936,328 Compensation and employee benefits liabilities8.310,211,598 9,711,512 Provisions9,222,086 9,490,649 Income tax payable – Payment facilities plan13,814,472 8,936,599 Deferred income tax liabilities6192,695,024 247,377,701 570,131,662 646,193,414 Current liabilitiesTrade and other payables7.2113,422,122 124,200,105 Other non-financial liabilities8.257,903,036 55,889,270 Loans and borrowings7.3418,314,816 144,088,726 Compensation and employee benefits liabilities8.336,487,564 43,560,463 Income tax payable51,637,048 35,847,171 ProvisionsExhibit E4,350,536 3,892,741 682,115,122 407,478,476 Total liabilities1,252,246,784 1,053,671,890 Total equity and liabilities3,978,852,628 3,669,789,798 - 5 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY for the three-month period ended March 31, 2026 Face valueAdjustment to capital stockTreasury sharesComprehensive adjustment of treasury sharesCost of treasury sharesLegal reserveVoluntary reserveOther equity accountsVoluntary reserve for future dividends distributionUnappropriated retained earningsAccumulated other comprehensive incomeTotalNon-controlling interestsTotalARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000As of January 1, 20261,499,862 559,576,397 13,908 4,242,126 (8,536,133) 142,339,738 992,046,623 (47,993,780) 575,633,604 332,495,992 - 2,551,318,337 64,799,571 2,616,117,908 Net income for the period- - - - - - - - 187,542,928 - 187,542,928 8,470,278 196,013,206 Other comprehensive income for the period- (28,152,183) - (212,302) 427,939 (7,141,442) (49,772,765) 2,443,060 (28,881,236) (16,681,352) 45,695,830 (82,274,451) (3,250,819) (85,525,270) Total comprehensive income for the period- (28,152,183) - (212,302) 427,939 (7,141,442) (49,772,765) 2,443,060 (28,881,236) 170,861,576 45,695,830 105,268,477 5,219,459 110,487,936 As of March 31, 20261,499,862 531,424,214 13,908 4,029,824 (8,108,194) 135,198,296 942,273,858 (45,550,720) 546,752,368 503,357,568 45,695,830 2,656,586,814 70,019,030 2,726,605,844 Attributable to holders of the parentCapital stockContributions from ownersRetained earnings - 6 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. CONSOLIDATED STATEMENT OF CHANGES IN EQUITY for the three-month period ended March 31, 2025 Face valueAdjustment to capital stockTreasury sharesComprehensive adjustment of treasury sharesCost of treasury sharesLegal reserveVoluntary reserveOther equity accountsVoluntary reserve for future dividends distributionUnappropriated retained earningsAccumulated other comprehensive incomeTotalNon-controlling interestsTotalARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000As of January 1, 20251,502,618 581,711,726 9,412 4,414,062 (4,134,162) 115,052,623 818,750,575 (40,246,560) 422,228,125 55,273,143 1,954,561,562 68,459,673 2,023,021,235 2,091,480,908 Net income for the period- - - - - - - - - 82,745,805 82,745,805 3,252,515 85,998,320 89,250,835 Total comprehensive income for the period- - - - - - - - - 82,745,805 82,745,805 3,252,515 85,998,320 2,180,731,743 Equity transactions (Note 16)- - - - - - - 516,518 - (11,357,376) (10,840,858) (19,665,293) (30,506,151) 2,269,982,578 As of March 31, 20251,502,618 581,711,726 9,412 4,414,062 (4,134,162) 115,052,623 818,750,575 (39,730,042) 422,228,125 126,661,572 2,026,466,509 52,046,895 2,078,513,404 6,542,195,229 Attributable to holders of the parentContributions from ownersCapital stockRetained earnings - 7 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. CONSOLIDATED STATEMENT OF CASH FLOWS for the three-month periods ended March 31, 2026 03-31-202603-31-2025ARS 000ARS 000Operating activitiesIncome for the period before income tax158,653,600 113,555,028 Adjustments to reconcile income for the period before income tax to net cash flows:Depreciation of property, plant and equipment49,597,216 26,931,022 Amortization of intangible assets844,402 460,800 Piedra del Águila Hydroelectric Plant concession2,822,044 - Gain (loss) on disposal of property, plant and equipment1,391,674 - Charge for discount of tax credits(22,112) 100,660 Interest earned from customers(4,655,958) (3,207,183) Finance income(25,301,656) (21,934,843) Finance expenses20,590,418 28,221,932 Insurance recovery collected- (323,686) Share of the profit of associates843,020 (39,525,977) Result from acquisition of investments in companies(26,492,940) (7,867,844) Movements in provisions and long-term employee benefit plan expense1,585,154 1,264,217 Biological assets revaluation(15,338,818) (4,394,263) Foreign exchange difference for trade receivables- (7,534,702) Loss on net monetary position601,170 (26,146,047) Working capital adjustments:Increase in trade and other receivables(64,424,694) (10,853,778) Increase in other non-financial assets, inventories and biological assets(46,146,362) (19,769,223) (Decrease) Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits(6,720,266) 11,560,413 Interest received from customers3,121,938 4,550,075 Income tax paid(21,578,548) (936,462) Tax interest paid(138,200) (54,969) Insurance recovery collected9,875,772 2,933,149 Net cash flows provided by operating activities39,106,854 47,028,319 Investing activitiesPurchase of property, plant and equipment(71,106,939) (46,790,321) Dividends collected- 11,608,703 Acquisition of the Piedra del Águila Hydroelectric Plant Concession(338,590,000) - Acquisition of associates- (10,320) Acquisition of other financial assets, net86,491,088 (29,375,551) Net cash flows used in investing activities(323,205,851) (64,567,489) Financing activitiesBank and investment accounts overdrafts received28,411,156 45,471,890 Bank and investment accounts overdrafts paid(15,196,472) (23,607,213) Loans received340,885,502 - Loans paid(77,521,908) (9,102,933) Direct financing and loans refinancing costs paid(8,582,220) (5,959,187) Bank fees and expenses paid(323,388) (332,698) Net cash flows provided by financing activities267,672,670 6,469,859 Decrease in cash and cash equivalents(16,426,327) (11,069,311) Exchange difference, translation differences and other financial results5,093,474 13,828,878 RECPAM generated by cash and cash equivalents- (386,494) Cash and cash equivalents as of January 137,680,683 4,171,664 Cash and cash equivalents as of March 3126,347,830 6,544,737 Unaudited -8 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS for the three-month period ended March 31, 2026 1. Corporate information and main business Central Puerto S.A. (hereinafter the “Company”, or “CPSA”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies related to the energy sector. The Group mainly carries out electric power generation activities. CPSA was incorporated pursuant to Executive Order No. 122/92 issued by the National Executive Branch, in accordance with Law No. 24,065, which declared the generation, transmission, distribution, and commercialization of electricity subject to full privatization. On April 1, 1992, the Awardee Consortium took possession of Central Puerto S.A., thereby initiating the operations of the new company. Our shares are listed on the BYMA (“Bolsas y Mercados Argentinos”), and, since February 2, 2018, they have been listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”. In order to carry out its electric power generation activity, the Group owns the following assets: – Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires. Our Puerto complex’s facilities include steam turbine plants and a combined cycle plant and have a current installed capacity of 1,747 MW. – Our Luján de Cuyo plants are located in Luján de Cuyo, Province of Mendoza and have an installed capacity of 576 MW and a steam generating capacity of 125 tons per hour. – The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located on the Limay River in Neuquén Province. Piedra del Águila has four 360 MW generating units. – The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed capacity of 421 MW. – The thermal cogeneration plant Terminal 6 - San Lorenzo located in Puerto General San Martín, Santa Fe Province, with an installed capacity of 391 MW and a steam production capacity of 340 tn/h. – The thermal station Costanera located in the City of Buenos Aires consists of a thermal generation plant composed of four turbo-steam units with an installed capacity of 661 MW and two combined cycle plants with an installed capacity of 1,128 MW. – Generation plants using renewable energy sources with a total installed capacity of 568.8 MW of renewable energy with commercial operation enabled, distributed as follows: (i) wind farm La Castellana 100.8 MW; (ii) wind farm La Castellana II 15.2 MW; (iii) wind farm La Genoveva 88.2 MW; (iv) wind farm La Genoveva II 41.8 MW; (v) wind farm Achiras 48 MW; (vi) wind farm Los Olivos 22.8 MW, (vii) wind farm Manque 57 MW, (viii) solar farm Guañizuil II A 100 MW, (ix) solar farm Cafayate 80 MW; and (x) solar farm San Carlos 15 MW. -9 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. – Equity interests in the company’s Termoeléctrica José de San Martín S.A. (“TSM”) and Termoeléctrica Manuel Belgrano S.A. (“TMB”), which operate thermal generation plants with installed capacities of 865 MW and 873 MW, respectively, and in Central Vuelta de Obligado S.A. (“CVOSA”), whose purpose was the management of the construction and is currently the operation of a combined cycle power plant with an installed capacity of 816 MW. On July 19, 2018, the National Gas Regulatory Authority (Enargas) registered the Company in the Enargas Registry of Traders and Trading Agreements. Later, on March 22, 2024, the controlled company Puerto Energía S.A.U. was also registered as a natural gas trader in said registry, and on September 20, 2024, it was authorized to join the Wholesale Electricity Market (“MEM”) as a Commercial Participant. Through Proener S.A.U., a company fully controlled by CPSA, the Group participates in the forestry sector since Proener S.A.U. is the parent company of: a) Forestal Argentina S.A., which owns approximately 141,000 hectares in the provinces of Entre Ríos and Corrientes, of which approximately 67,000 hectares are planted with eucalyptus and pine, out of a total plantable area of approximately 77,500 hectares; and b) Loma Alta Forestal S.A., which owns approximately 19,400 hectares in the province of Corrientes, of which approximately 10,400 hectares are planted with pine. Also, the Group has begun to participate in the mining sector through an interest in the Diablillos silver and gold mining project located in northwestern Argentina and an interest in the Tres Cruces lithium mining project located in the province of Catamarca. Additionally, as from April 2026, the Group has begun to participate in the oil sector through CPSA’s investment in Patagonia Energy S.A. (see Note 11.2). Lastly, until September 30, 2025, the Group was linked to the natural gas distribution sector in the Cuyo and Central regions of Argentina through its equity investments in the associate companies belonging to the ECOGAS Group. The issuance of the Group’s consolidated financial statements for the three-month period ended March 31, 2026 was approved by the Company’s Board of Directors on May 12, 2026. 1.1. Summary of the Argentine Electricity Market Transactions among different participants in the electricity industry take place through the Wholesale Electricity Market (“MEM”) which is a market in which generators, distributors and certain large users of electricity buy and sell electricity at prices determined by supply and demand (forward market) and also, where prices are established on an hourly basis based on the marginal cost of production, represented by the short-term marginal cost measured in the interconnected system (“Spot Market”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima) is a quasi-governmental organization that was established to administer the MEM and functions as a clearinghouse for the different market participants operating in the MEM. Its main functions include the operation of the MEM, the dispatch of generation and the calculation of prices in the Spot Market, the real-time operation of the electricity system and the administration of commercial transactions in the electricity market. After the Argentine economic crisis in 2001 and 2002 and the end of the Convertibility Law, the costs of generators increased as a result of the Argentine peso devaluation. In addition, the price of fuel used for generation also increased. The increasing generation costs combined with the freezing of rates for the final -10 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. user decided at that time by the National Government led to a permanent deficit in CAMMESA’s accounts, which faced difficulties in paying generators for energy purchases. Due to this structural deficit, the Secretariat of Energy issued a series of regulations to keep the electricity market operating despite the deficit. During 2025, following the issuance of Presidential Decree No. 450/2025, amendments and modifications to Electricity Laws No. 15,336 and No. 24,065, which constitute the Electricity Regulatory Framework, were approved pursuant to the delegation established by the “Ley de Bases” (see Note 13). The delegation aimed to restore the objective of reducing the intervention of the National Government in the pricing and contracting system in order to provide greater freedom to private sector participants and enhanced legal certainty to ensure long-term energy supply. In addition, the federal electricity regime was strengthened by preserving the primacy of the national regulatory framework over local provisions, so as not to hinder the free circulation of energy. Accordingly, on October 20, 2025, the Secretariat of Energy issued Resolution No. 400/2025, which approved the “Rules for MEM Normalization and its Progressive Adaptation”, through which the amendments to the MEM regulatory framework set forth in Decree No. 450/2025 were implemented, effective as of November 1, 2025. The main objective of these rules was to reformulate the MEM in order to establish a pricing system based on marginal costs, decentralize fuel management and allow demand to contract its supply through the forward market (“MAT”). Provisions on Hydroelectric Power Plants As from July 11, 2023, through successive resolutions issued by the Secretariat of Energy (“SE”), the term to continue the operation of the Piedra del Águila Hydroelectric Power Plant was extended until January 8, 2026. On August 12, 2024, PEN Decree No. 718/2024 was published in the Official Gazette, which established that the Secretariat of Energy would call for a National and International Public Tender in order to proceed with the sale of the equity interests of the companies created for each of the hydroelectric power plants of the Comahue region. On August 20, 2025, Resolution No. 1200 of the Ministry of Economy was published, which initiated the sale of the equity interests of the following hydroelectric power plants: (i) Alicurá Hidroeléctrica Argentina S.A., (ii) El Chocón Hidroeléctrica Argentina S.A., (iii) Cerros Colorados Hidroeléctrica Argentina S.A. and (iv) Piedra del Águila Hidroeléctrica Argentina S.A. (“PDAHA”), and approved the bidding terms and conditions. Within the framework of the tender process, the Ministry of Economy awarded 100% of the shares of PDAHA (the new concessionaire company of the Piedra del Águila Hydroelectric Complex) to CPSA as sole shareholder for a total consideration of USD 245 million. Such amount was paid by CPSA on January 5 and 6, 2026. As a result thereof, and upon compliance with the requirements set forth in the tender process and in the share transfer agreement, on January 9, 2026: (a) the National Government transferred the shares of PDAHA to CPSA; (b) the National Government and PDAHA executed the Concession Agreement for the operation of the Piedra del Águila Hydroelectric Complex for a term of 30 years; and (c) PDAHA took possession of the Hydroelectric Complex. This transaction was recognized under the account “Piedra del Águila Hydroelectric Concession” in the consolidated statement of financial position as of March 31, 2026. -11 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 2. Basis of preparation of the consolidated financial statements 2.1. Professional accounting standards applied The Group prepares its condensed consolidated financial statements in accordance with the applicable regulations of the Argentine National Securities Commission (“CNV”) set forth in Chapter III, Title IV of the CNV Regulations (N.T. 2013 as amended). Under Article 1 of this section of the Regulations, issuers of marketable securities must present their condensed consolidated financial statements applying Technical Resolution 26 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), which provides for the application of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), together with its amendments and IFRS adoption circulars that FACPCE may issue in accordance with such Technical Resolution. In particular, condensed interim financial statements must apply the International Accounting Standard 34 (“IAS 34”) “Interim Financial Reporting”. 2.2. Basis of presentation and consolidation These condensed consolidated financial statements for the three-month period ended March 31, 2026 have been prepared applying the financial reporting framework prescribed by the CNV as mentioned in note 2.1. In preparing these condensed consolidated financial statements, the Group has applied the main accounting policies and the significant accounting judgments, estimates and assumptions described in notes 2.3 and 2.4 to the financial statements for the year ended December 31, 2025, already issued, except for matters related to the definition of functional currency, as explained in Note 2.2.1, and those related to the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”. These condensed consolidated financial statements include all the information necessary for a proper understanding by users thereof of the relevant facts and transactions that occurred after the issuance of the last annual financial statements for the year ended December 31, 2025 and up to the date of issuance of these interim condensed consolidated financial statements. However, these condensed consolidated financial statements do not include all the information nor all the disclosures required for the annual financial statements prepared in accordance with IAS 1 (Presentation of financial statements). Therefore, these condensed consolidated financial statements must be read together with the annual financial statements for the year ended December 31, 2025. The Group’s condensed consolidated financial statements are presented in Argentine pesos, which constitute the entity’s presentation currency, while its functional currency is the United States dollar. The process for translating the functional currency into the presentation currency is described in Note 2.2.1. All values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated. 2.2.1. Functional currency The Company has changed its functional currency from Argentine pesos to United States dollars (“USD”) effective as of January 1, 2026, as a result of changes in the relevant facts and circumstances affecting its primary economic environment. In particular, the Company considered, among other factors, the modification in the regulatory framework applicable to the electricity market, established by Resolution No. 400/2025 issued by the Secretariat of Energy, which determines that a significant portion of its revenues is denominated in United States dollars. -12 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. Based on these factors, the Company concluded that, as of January 1, 2026, the United States dollar is the currency of the primary economic environment in which the Company operates. The change in functional currency has been accounted for prospectively as from January 1, 2026, in accordance with International Accounting Standard 21 – The Effects of Changes in Foreign Exchange Rates (“IAS 21”). 2.2.2. Presentation currency and translation basis In accordance with Argentine National Securities Commission (“CNV”) General Resolution (“GR”) No. 562, the Group is required to present its financial statements in Argentine pesos as its presentation currency. On the other hand, on November 13, 2025, the International Accounting Standards Board (“IASB”) issued Translation to a Hyperinflationary Presentation Currency – Amendments to IAS 21 (the “Amendments”). The Amendments are intended to improve the usefulness of the resulting information in a cost-effective manner. The Amendments are effective for annual periods beginning on or after January 1, 2027, but may be applied earlier. In this regard, the Group has elected to apply them early during 2026. The Amendments indicate that if an entity’s functional currency is the currency of a non-hyperinflationary economy, but its presentation currency is the currency of a hyperinflationary economy, paragraph 41A of amended IAS 21 requires that its results and financial position be translated into the presentation currency by translating all amounts (i.e., assets, liabilities, equity items, income and expenses) at the closing exchange rate at the date of the most recent statement of financial position. Accordingly, and as a result of the change in functional currency described in Note 2.2.1, the condensed financial statements as of March 31, 2026 prepared in the Group’s functional currency were translated into the presentation currency using the exchange rate as of March 31, 2026, ARS 1,382 per USD 1, for: – all assets, liabilities, income and expenses; and – all equity items, except for “Capital stock – Face value” and “Capital stock – Treasury shares”, which were maintained in historical Argentine pesos, and the effects of the translation were recognized in the “Adjustment to capital stock” and “Comprehensive adjustment of treasury shares” accounts in the consolidated statement of changes in equity, respectively. As mentioned in Note 2.4, comparative financial information as of December 31, 2025 and March 31, 2025 is expressed in the currency of purchasing power as of December 2025 and March 2025, respectively. 2.2.3. Effects of the translation of investments in subsidiaries with a functional currency corresponding to a hyperinflationary economy IAS 21 requires that the financial statements of a subsidiary whose functional currency is that of a hyperinflationary economy be restated in accordance with IAS 29 “Financial Reporting in Hyperinflationary Economies” before being included in the separate financial statements of its parent whose functional currency is that of a non-hyperinflationary economy. In accordance with the aforementioned guidelines, the assets, liabilities, income, expenses and equity items of subsidiaries whose functional currency is the Argentine peso were translated into United States dollars at the exchange rate prevailing at the closing date of these financial statements. -13 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 2.3. Foreign currency transactions and balances The Group considers as foreign currency transactions all those transactions that have been carried out in a currency other than its functional currency. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Gains and losses resulting from the settlement of any transaction and from the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income, unless they are capitalized. 2.4. Comparative information Comparative information as of December 31, 2025 and March 31, 2025 is presented as it was included in the financial statements for such year / period. As a result, such comparative information as of December 31, 2025 and March 31, 2025 is expressed in currency of purchasing power as of December 2025 and March 2025, respectively. Circumstances such as the change in functional currency mentioned in Note 2.2.1 and those described in the preceding paragraph limit the comparability of the balances as of March 31, 2026 with the corresponding balances as of December 31, 2025 and March 31, 2025. In Note 2.2.2 to the consolidated financial statements for the year ended December 31, 2025, already issued, the effects of the application of IAS 29 up to that date are disclosed. 2.5. Changes in significant accounting policies New standards and interpretations adopted As from the year beginning on January 1, 2026, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB. In this regard, as mentioned in Note 2.2.2 above, the Company has decided to apply the Amendments to IAS 21 described therein early. Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements: Amendments to the Classification and Measurement of Financial Instruments — Amendments to IFRS 9 and IFRS 7 In May 2024, the IASB issued the Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the “Amendments”). The Amendments include: – The clarification that financial liabilities should be derecognized on the “settlement date” and the inclusion of an accounting policy option (provided that specific conditions are met) to derecognize financial liabilities settled through an electronic payment system before the settlement date. – Additional guidance on how to assess the contractual cash flows of financial assets with environmental, social and governance (“ESG”) features and similar features. -14 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. – Clarifications regarding what is included in the term “non-recourse features” and what constitutes the features of contractually linked instruments. – The introduction of disclosures about financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI). The Amendments have not had a material impact on the Group’s consolidated financial statements. Annual Improvements to IFRS Accounting Standards – Volume 11 In July 2024, the IASB issued nine limited-scope amendments as part of its periodic maintenance of IFRS Accounting Standards. The amendments include clarifications, simplifications, corrections or changes intended to improve the consistency of IFRS 1, First-time Adoption of International Financial Reporting Standards, IFRS 7, Financial Instruments: Disclosures and its related Implementation Guidance, IFRS 9, Financial Instruments, IFRS 10, Consolidated Financial Statements, and IAS 7, Statement of Cash Flows. The amendments have not had a material impact on the Group’s consolidated financial statements. Nature-dependent electricity contracts – Amendments to IFRS 9 and IFRS 7 In December 2024, the IASB issued the Amendments to IFRS 9 and IFRS 7 – Nature-dependent electricity contracts. The Amendments apply only to nature-dependent electricity contracts and: – Clarify the application of the “own use” requirements for contracts within the scope. – Modify the designation requirements for a hedged item in a cash flow hedge relationship for contracts within the scope. – Introduce new disclosure requirements to enable investors to understand the effect of these contracts on the entity’s financial performance and cash flows. The Amendments have not had a material impact on the Group’s consolidated financial statements. -15 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 3. Operating segments The following table provides summary information about the operating segments of the Group for the three-month periods ended March 31, 2026 and 2025: Electric Power Generation from conventional sourcesElectric Power Generation from renewable sourcesForest activityOthersAdjustments and Eliminations (2)TotalARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Revenues285,309,754 44,067,834 6,359,964 7,826,266 - 343,563,818 Cost of sales(171,215,980) (18,778,616) (6,359,964) (5,703,514) - (202,058,074) Administrative and selling expenses(27,273,770) (2,267,862) (1,896,104) (1,858,790) 1,858,790 (31,437,736) Other operating income4,249,650 1,618,322 15,664,970 - - 21,532,942 Other operating expenses(136,818) (1,382,000) (1,174,700) (13,820) - (2,707,338) Operating income90,932,836 23,257,678 12,594,166 250,142 1,858,790 128,893,612 Depreciation of property, plant and equipment (38,806,560) (9,761,066) (860,986) (168,604) - (49,597,216) Amortization of intangible assets(429,802) (414,600) - - - (844,402) Adjusted EBITDA (4)130,169,198 33,433,344 13,455,152 418,746 1,858,790 179,335,230 Operating income128,893,612 Other results (3)67,119,594 Net income 196,013,206 Total assets2,511,009,505 793,505,704 420,405,782 253,931,637 - 3,978,852,628 Total liabilities(917,597,210) (279,256,594) (51,743,462) (3,649,518) - (1,252,246,784) Electric Power Generation from conventional sourcesElectric Power Generation from renewable sourcesForest activityNatural Gas Transport and Distribution (1)OthersAdjustments and Eliminations (2)TotalARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Revenues171,038,047 29,716,708 4,206,441 105,673,792 3,902,850 (103,835,922) 210,701,916 Cost of sales(97,174,563) (12,737,847) (4,746,689) (59,725,131) (2,919,040) 58,274,239 (119,029,031) Administrative and selling expenses(17,890,859) (1,088,547) (2,035,633) (20,638,654) (843,318) 20,638,654 (21,858,357) Other operating income9,377,782 1,409,401 4,729,994 835,962 12,708 (835,962) 15,529,885 Other operating expenses1,813,047 (2,300,481) (705,650) (1,286,888) (1,603) 1,286,888 (1,194,687) Operating income67,163,454 14,999,234 1,448,463 24,859,081 151,597 (24,472,103) 84,149,726 Depreciation of property, plant and equipment (17,181,138) (9,049,542) (667,366) (7,655,360) (32,976) 7,655,360 (26,931,022) Amortization of intangible assets(103,761) (357,039) - (322,146) - 322,146 (460,800) Adjusted EBITDA (4)84,448,353 24,405,815 2,115,829 32,836,587 184,573 (32,449,609) 111,541,548 Operating income84,149,726 Other results (3)1,848,594 Net income 85,998,320 Total assets1,735,771,934 774,943,438 385,740,480 825,409,407 69,062,472 (824,763,035) 2,966,164,696 Total liabilities(486,687,535) (340,068,344) (38,943,327) (294,925,165) (22,214,574) 294,925,165 (887,913,780) As of March 31, 2026As of March 31, 2025 (1) Includes the results of associates ECOGAS Group and TGM as of March 31, 2025 and the results related to the resale of gas transportation capacity as of that date. (2) Includes adjustments and eliminations related to investments accounted for using the equity method. (3) Includes gain or loss on net monetary position, finance income and expenses, share of net income of associates, results from investments in entities measured at fair value, and income tax. (4) Corresponds to operating income before depreciation and amortization. -16 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 4. Revenues 03-31-202603-31-2025ARS 000ARS 000Spot market revenues182,247,104 117,198,206 Sales under contracts140,013,184 75,305,025 Steam sales7,117,300 8,251,524 Forest activity revenues6,359,964 4,206,441 Resale of gas transport and distribution capacity2,686,608 1,837,870 Revenues from CVO thermal plant management5,139,658 3,902,850 Total revenues343,563,818 210,701,916 5. Other income and expenses 5.1. Other operating income 03-31-202603-31-2025ARS 000ARS 000Interest earned from customers4,794,158 (1)3,262,152 (1)Foreign exchange difference, net- 7,534,702 (2)Insurance recovery- 323,686 Recovery related to discount of tax credits22,112 - Income for growth and revaluation of biological assets15,338,818 4,394,263 Others1,377,854 15,082 Total other operating income21,532,942 15,529,885 (1) Includes 3,212,113 and 3,909,407 related to receivables under the CVO agreement for the three-month periods ended March 31, 2026, and 2025, respectively. (2) Includes 6,645,323 related to receivables under the CVO agreement for the three-month period ended March 31, 2025. 5.2. Other operating expenses 03-31-202603-31-2025ARS 000ARS 000Forestry expenses(1,174,700) (681,863) Net charge related to the provision for lawsuits and claims (Exhibit E)(652,304) (157,624) Trade and tax interests(138,200) (54,969) Charge for discount of tax credits- (100,660) Net charge related to the allowance for doubtful accounts and other receivables (Exhibit E)(153,402) (33,419) Claims expenses(250,142) - Others(338,590) (166,152) Total other operating expenses (2,707,338) (1,194,687) -17 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 5.3. Finance income 03-31-202603-31-2025ARS 000ARS 000Interest earned743,516 469,088 Net income on financial assets at fair value through profit or loss (1)24,558,140 21,465,755 Total finance income25,301,656 21,934,843 (1) Net of turnover tax of 36,050 and 43,902 for the three-month periods ended March 31, 2026 and 2025, respectively. 5.4. Finance expenses 03-31-202603-31-2025ARS 000ARS 000Interest on loans(17,956,326) (9,707,025) Foreign exchange differences- (16,278,328) Bank commissions for loans and others(1,444,190) (1,052,515) Interest rate swap expense(1,100,072) (1,173,626) Others(89,830) (10,438) Total finance expenses(20,590,418) (28,221,932) 6. Income tax The main components of income tax for the three-month periods ended March 31, 2026 and 2025 are as follows: Consolidated statement of income 03-31-202603-31-2025ARS 000ARS 000Current income taxIncome tax charge for the period(49,839,066) (24,224,020) Variation between provision and tax return(1,202,340) - Deferred income taxRelated to the net variation in temporary differences88,401,012 (3,332,688) Income tax37,359,606 (27,556,708) The reconciliation between income tax in the consolidated statement of income and accounting income multiplied by the applicable tax rate for the three-month periods ended March 31, 2026 and 2025 is as follows: -18 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 03-31-202603-31-2025ARS 000ARS 000Income before income tax158,653,600 113,555,028 At statutory income tax rate 35%(55,528,760) (39,744,260) Effect of dividends received from associates- 4,063,046 Effect related to the discount of income tax payable2,907,728 (1,328,120) Variation between provision and tax return(1,202,340) - Loss on net monetary position and inflation accounting effect45,243,916 4,815,905 Used tax-loss carryforwards2,902,200 - Effect of a change in functional currency37,160,598 - Foreign exchange effect1,581,008 - Others4,295,256 4,636,721 Income tax for the period37,359,606 (27,556,708) Deferred income tax Deferred income tax relates to the following: 12-31-2025Translation differencesCharge recognized in income for the period03-31-2026ARS 000ARS 000ARS 000ARS 000Trade receivables405,778 (20,200) (84,302) 301,276 Other financial assets(50,186,515) 2,518,571 (4,204,044) (51,871,988) Provisions and others(16,140,919) 809,011 2,476,544 (12,855,364) Employee benefit liability4,791,236 (241,692) 276,400 4,825,944 Property, plant and equipment - Material & spare parts - Intangible assets(173,225,124) 8,691,114 90,742,120 (73,791,890) Deferred tax income(18,940,885) 950,009 1,954,148 (16,036,728) Tax loss carry-forward9,718,562 (488,184) (2,618,890) 6,611,488 Tax inflation adjustment - Asset385,342 (17,730) (149,256) 218,356 Tax inflation adjustment - Liability(8,069) (223) 8,292 - Deferred income tax income88,401,012 Deferred income tax liabilities, net(243,200,594) 12,200,676 (142,598,906) Deferred income tax liability, net, disclosed in the consolidated statement of financial position 03-31-202612-31-2025ARS 000ARS 000Deferred income tax asset50,096,118 4,177,107 Deferred income tax liability(192,695,024) (247,377,701) Deferred income tax liability, net(142,598,906) (243,200,594) Consolidated statement of financial position -19 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 7. Financial assets and liabilities 7.1. Trade and other receivables 03-31-202612-31-2025ARS 000ARS 000Non-current:Trade receivables - CAMMESA91,710,902 115,655,945 Receivables from shareholders (Note 10)7,015,032 7,025,910 Guarantee deposits5,094,052 5,508,324 103,819,986 128,190,179 Current:Trade receivables - CAMMESA317,976,088 258,148,238 Trade receivables - YPF S.A. and YPF Energía Eléctrica S.A.2,863,504 4,747,982 Trade receivables - Large users43,559,258 28,901,314 Trade receivables - Forest clients5,834,804 3,733,023 Receivables from associates and other related parties (Note 10)96,740 94,841 Guarantee deposits- 2,449,067 Insurance claims receivable1,328,102 11,221,920 Other receivables19,545,626 11,611,050 391,204,122 320,907,435 Allowance for doubtful accounts - Exhibit E(634,338) (499,655) 390,569,784 320,407,780 CVO receivables: As described in Note 1.2.a) to the consolidated financial statements for the year ended December 31, 2025, already issued, in 2010 the Company approved an agreement with the former Energy Secretariat (the “CVO Agreement”) and, with effect as of March 20, 2018, CAMMESA granted commercial authorization for the combined cycle operation of the Central Vuelta de Obligado thermal power plant (the “Commercial Authorization”). Receivables under the CVO Agreement are included in “Trade receivables - CAMMESA”. CVO receivables are denominated in US dollars and accrued interest at a rate of LIBOR plus 5%. Due to the discontinuation of the LIBOR rate, which occurred on June 30, 2023, for the purpose of determining the applicable interest, this rate has been replaced by the Secured Overnight Financing Rate (SOFR) published in the CME source (Chicago Mercantile Exchange) plus a fixed spread of 0.11448%. As a consequence of the Commercial Authorization and in accordance with the CVO Agreement, the Company collects the CVO receivables converted into US dollars in 120 equal and consecutive installments. During the three-month periods ended March 31, 2026 and 2025, collections of CVO receivables amounted to 23,921,502 and 20,126,536, respectively. Information on the Group’s objectives and policies for managing credit risk is included in Note 17 to the consolidated financial statements for the year ended December 31, 2025, already issued. The breakdown by maturity of trade and other receivables as of the respective dates is as follows: -20 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. TotalTo dueUp to 90 days91 - 180 days181 - 270 days271 - 360 daysOver 360 daysARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 00031-03-2026494,389,770 455,771,162 35,829,732 1,040,646 313,714 509,958 924,558 31-12-2025448,597,959 437,557,176 9,124,858 876,797 335,843 341,574 361,711 Past due 7.2. Trade and other payables 03-31-202612-31-2025ARS 000ARS 000Current: Trade and other payables113,422,122 124,200,105 113,422,122 124,200,105 Trade payables are non-interest bearing and are normally settled within 60 days. Information on the Group’s financial risk management objectives and policies is included in Note 17 to the consolidated financial statements for the year ended December 31, 2025, already issued. For the terms and conditions related to payables with related parties, refer to Note 10. 7.3. Loans and borrowings 03-31-202612-31-2025ARS 000ARS 000Non-currentLong-term loans for project financing (Notas 7.3.1, 7.3.2, 7.3.3, 7.3.4 y 7.3.8)204,208,466 (1)219,904,053 (1)Corporate bonds - CPSA Program (Nota 7.3.6) 122,587,546 (1)129,032,275 (1)326,796,012 348,936,328 CurrentLong-term loans for project financing (Notas 7.3.1, 7.3.2, 7.3.3, 7.3.4 y 7.3.8)118,460,653 (1)43,347,636 (1)Corporate bonds - CPSA Program (Nota 7.3.6)710,348 (1)73,529,029 (1)Loan origination costs payable (Nota 7.3.9)- 8,308,300 Short-term loans for import financing (Nota 7.3.10)34,385,542 - Other short-term loans (Nota 7.3.9 y 7.3.11)234,126,243 - Bank and investment accounts overdrafts30,632,030 18,903,761 418,314,816 144,088,726 (1) Net of debt issuance costs. -21 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 7.3.1. Loans from International Finance Corporation (“IFC”) and Inter-American Investment Corporation (“IIC”) On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U., respectively, entered into agreements with and agreed on the structuring of a series of loan agreements with: (i) International Finance Corporation (“IFC”) on its own behalf, as Eligible Hedge Provider and as an implementing entity of the Managed Co-Lending Portfolio Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, the “IDB Group”, and together with IFC, the “Senior Creditors”). In accordance with the terms of the agreement entered into by CP La Castellana S.A.U., USD 5 million accrued an interest rate equal to LIBOR plus 3.5%, and the remainder at LIBOR plus 5.25% until August 15, 2023. As a consequence of the discontinuation of the LIBOR rate, which occurred on June 30, 2023, CP La Castellana S.A.U., together with the IDB Group and IFC, amended the loan agreements on June 29, 2023, replacing the LIBOR rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable from August 15, 2023. In accordance with the terms of the agreement entered into by CP Achiras, USD 40.7 million accrued a fixed interest rate equal to 8.05%, and the rest accrued a 6.77% fixed interest rate. As per the executed loan agreement and among other obligations undertaken, the subsidiaries CP La Castellana and CP Achiras have committed to maintain a “Historical Senior Debt Service Coverage Ratio” of at least 1.05:1.00, and such ratio shall not be lower than 1.20:1.00 for more than eight consecutive quarters. In addition, as a guarantee of the obligations undertaken, the subsidiaries CP La Castellana and CP Achiras have a first-ranking pledge over the financed assets in favor of IFC and IIC. Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” under which CPSA fully, unconditionally and irrevocably guaranteed, as principal debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the project compliance date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed. As of February 16, 2023, CP La Castellana and CP Achiras have fulfilled all the requirements and conditions to certify the occurrence of the project’s compliance date. As a result, the Guarantee Agreement posted by CPSA was released. The Company also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of CP La Castellana and CP Achiras as follows: (i) until each project completion date, (a) it shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of CP La Castellana and CP Achiras; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of CP La Castellana and CP Achiras. In addition, (ii) after each project completion date, (a) the Company shall maintain (x) directly or indirectly, at least fifty point one percent (50.1%) beneficial ownership of each of CP La Castellana, CP Achiras and CP Renovables; and (y) control of each of CP La Castellana, CP Achiras and CP Renovables; and (b) CP Renovables shall maintain control of CP La Castellana and CP Achiras. -22 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. As a result of the merger between CPSA and CPR described in Note 10, as from October 1, 2025, the obligations originally assumed by CPR are fulfilled by CPSA. Finally, there are certain requirements to be fulfilled in order to distribute dividends from CP La Castellana and CP Achiras. As of March 31, 2026, the Group has complied with all the requirements described above. Under the executed trust guarantee agreement, as of March 31, 2026 and December 31, 2025, there are trade receivables with specific assignment amounting to 12,993,564 and 6,440,433, respectively. As of March 31, 2026 and December 31, 2025, the balance of these loans amounts to 91,122,170 and 100,108,872, respectively. 7.3.2. Loan from Kreditanstalt für Wiederaufbau (“KfW”) On March 26, 2019, the Company entered into a loan agreement with KfW for an amount of up to USD 56 million to finance the acquisition of two gas turbines, equipment and related services for the Luján de Cuyo cogeneration plant project. In accordance with the terms of the agreement, the loan accrues an interest rate of LIBOR plus 1.15%. Due to the discontinuation of the LIBOR rate, which occurred on June 30, 2023, the Company and KfW amended the loan agreement on June 30, 2023, replacing the LIBOR rate with the Secured Overnight Financing Rate (SOFR) plus a Credit Adjustment Spread (CAS) of 0.26161%. The loan is amortizable quarterly in 47 equal and consecutive installments starting six months after the commissioning of the gas turbines and their equipment. Pursuant to the loan agreement, among other obligations, CPSA must maintain a leverage ratio of no more than 3.5:1.00 as of December 31 of each year. The Company has complied with this requirement. As of March 31, 2026 and December 31, 2025, the balance of this loan amounted to 26,345,066 and 28,977,209, respectively. 7.3.3. Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U. On June 21, 2019, Vientos La Genoveva S.A.U., a CPSA subsidiary, entered into a loan agreement with IFC, acting on its own behalf, as Eligible Hedge Provider and as an implementing entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million. Pursuant to the terms of the agreement signed with Vientos La Genoveva S.A.U., this loan accrued an interest rate equal to LIBOR plus 6.50% until August 15, 2023. Due to the discontinuation of the LIBOR rate, which occurred on June 30, 2023, Vientos La Genoveva S.A.U., together with IFC, amended this agreement on June 14, 2023, replacing the LIBOR rate with the Secured Overnight Financing Rate (SOFR) plus a Credit Adjustment Spread (CAS) of 0.26161% applicable from August 15, 2023. The loan is amortizable quarterly in 55 consecutive installments starting November 15, 2020. As per the executed loan agreement and among other obligations undertaken, the subsidiary Vientos La Genoveva S.A.U. has committed to maintain a “Historical Senior Debt Service Coverage Ratio” of at least 1.05:1.00, and such ratio shall not be lower than 1.20:1.00 for more than eight consecutive quarters. Such ratio is calculated by dividing the sum of the EBITDA for the most recent four financial quarters prior to the calculation date by the sum of all scheduled debt payments due in those four quarters. -23 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. In addition, as a guarantee of the obligations undertaken, the subsidiary Vientos La Genoveva S.A.U. has granted a first-ranking pledge over the financed assets in favor of IFC. Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement”) under which CPSA fully, unconditionally and irrevocably guaranteed, as principal debtor, all payment obligations undertaken by Vientos La Genoveva S.A.U. until the project reached the project completion date, hedging agreements, guarantee trusts, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed. Pursuant to the Guarantee Agreement, among other obligations, CPSA had committed, until the project completion date, to maintain (i) a leverage ratio of not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, CPSA, upon certain conditions, agreed to make certain equity contributions to Vientos La Genoveva S.A.U. On November 29, 2024, Vientos La Genoveva S.A.U. fulfilled all the requirements and conditions necessary to confirm the occurrence of the project completion date, as a result of which the Guarantee Agreement granted by CPSA was released. Finally, there are certain requirements that Vientos La Genoveva S.A.U. must meet in order to distribute dividends. As of March 31, 2026, the Group has complied with all the requirements described above. Pursuant to the signed guarantee trust agreement, as of March 31, 2026 and December 31, 2025, there are trade receivables with specific assignments amounting to 2,873,178 and 3,020,608, respectively. As of March 31, 2026 and December 31, 2025, the balance of the loan amounted to 70,621,582 and 76,070,395, respectively. 7.3.4. Loan from Banco de Galicia y Buenos Aires S.A. to the subsidiary Puerto Energías Renovables S.A.U. (formerly Vientos La Genoveva II S.A.U.) On July 23, 2019, the subsidiary Puerto Energías Renovables S.A.U. (formerly Vientos La Genoveva II S.A.U.) (hereinafter, “PERSAU”) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million. According to the terms of the agreement, the loan accrued interest at a rate equal to LIBOR plus 5.95%. Due to the discontinuation of the LIBOR rate on June 30, 2023, PERSAU and Banco de Galicia y Buenos Aires S.A. executed an amendment to the loan agreement on July 21, 2023, whereby the interest rate was changed to SOFR plus a fixed CAS of 0.42826%, effective as of July 24, 2023. The loan is amortizable quarterly in 26 installments, starting from the ninth calendar month following the disbursement date. Under this loan agreement, the subsidiary PERSAU had committed to maintain: (i) a financial debt to EBITDA ratio below 3.75 until the end of June 2025 and 2.25 thereafter, and (ii) an EBITDA to financial debt service ratio above 1.00 until the end of June 2025 and 1.10 thereafter, both until full repayment of the outstanding amounts. On June 18, 2025, following the amendment granted by Banco de Galicia y Buenos Aires S.A. in connection with the merger by absorption of CPRES, CP Manque S.A.U. and CP Los Olivos S.A.U., PERSAU committed to maintain: (i) a financial debt to EBITDA ratio below 3.75 and (ii) an EBITDA to financial debt service ratio above 1.00, both until full repayment of the outstanding amounts. Finally, there are certain -24 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. requirements that the subsidiary must meet in order to distribute dividends. As of March 31, 2026, the subsidiary has complied with the aforementioned requirements. On May 24, 2019, CPRES (a company now absorbed by PERSAU) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to finance the construction of the “La Castellana II” wind farm. According to the terms of the agreement, the loan accrues a fixed interest rate of 8.5% during the first year, increasing by half a percentage point annually until the sixty-first interest period, and is amortizable quarterly in 25 installments starting May 24, 2020. Under the loan agreement, the subsidiary CPRES had committed to maintain certain financial ratios until full repayment of the outstanding amounts. As a result of the corporate reorganization through which CPRES was absorbed by PERSAU, as from June 18, 2025, the ratios to be complied with are those previously mentioned in connection with the loan granted to PERSAU. Furthermore, as collateral for the obligations assumed, the subsidiary PERSAU maintained first-ranking pledges over the financed assets in favor of Banco de Galicia y Buenos Aires S.A. On January 26, 2026, PERSAU and Banco de Galicia y Buenos Aires S.A. agreed to cancel the pledges related to both financings, considering that as of that date only two installments remained for the full repayment of the loans. The cancellation of both pledges took place on February 1, 2026 and March 5, 2026, respectively. Other related agreements and documents, such as the surety (the “Fianza”), under which CPSA fully, unconditionally, and irrevocably guaranteed, as principal debtor, all payment obligations assumed by PERSAU and CPRES until full repayment of the guaranteed obligations or until the project reaches its project compliance date, whichever occurs first, share pledge agreements, turbine pledge agreements, direct agreements, and promissory notes have been executed. On September 3, 2021, PERSAU and CPRES fulfilled all the requirements and conditions necessary to certify the occurrence of the project compliance date, and therefore the Fianza granted by the Company was released. As of March 31, 2026 and December 31, 2025, the outstanding balance of these loans amounted to 6,003,408 and 9,378,822, respectively. 7.3.5. Financial trust corresponding to Thermal Station Brigadier López Within the framework of the acquisition of the Thermal Station Brigadier López, the Company assumed the role of settlor under the financial trust previously entered into by Integración Energética Argentina S.A., which was the former owner of the plant. The financial debt balance at the transfer date of the plant was USD 154,662,725. In accordance with the provisions of the trust agreement, the financial debt accrued an interest rate equal to the LIBOR rate plus 5% or equal to 6.25%, whichever was greater, and was amortized monthly. On April 5, 2022, the outstanding balance was fully repaid. Under the financial trust agreement, as of March 31, 2026 and December 31, 2025, there are trade receivables with specific assignment amounting to 845,598 and 884,757, respectively. During December 2024, CPSA initiated arbitration proceedings before the Buenos Aires Stock Exchange to recover the amounts corresponding to the reserve fund and proceed with the subsequent dissolution of the -25 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. financial trust. In April 2026, the Company was notified of the arbitration award issued by the tribunal, which upheld CPSA’s claim, ordering the reimbursement to CPSA of the amounts held in the reserve fund, adjusted at an annual interest rate of 6%, plus costs. As of the date of issuance of these consolidated financial statements, the final settlement of the amounts involved is still pending. 7.3.6. CPSA Notes Program On July 31, 2020, the Extraordinary General Shareholders’ Meeting of the Company approved the creation of a new global program for the issuance of notes for a maximum outstanding amount at any time during the term of the program of USD 500,000,000 (or its equivalent in other currencies), to be issued as short-, medium- or long-term notes, simple, non-convertible into shares, under the terms of the Negotiable Obligations Law (the “Program”). Additionally, the Board of Directors was granted authority to determine and establish the conditions of the Program and of the negotiable obligations to be issued under it, insofar as such conditions were not expressly determined by the shareholders’ meeting. On October 29, 2020, the CNV approved the creation of the aforementioned Program. On June 11, 2025, the CNV approved the extension of the Program’s term until October 29, 2030 and the increase of the Program’s amount up to USD 1,000,000,000. Under this Program, the Company issued four types of securities: (a) on September 17, 2023, the issuance and settlement of Class A Notes took place, denominated, issued, and payable in U.S. dollars abroad; the characteristics of these Notes are as follows: (i) nominal value issued: USD 37,232,818, (ii) interest rate, determined through bidding: 7%, (iii) interest coupon frequency: semiannual, (iv) amortization: bullet, (v) term: 30 months from September 17, 2023, and (vi) applicable law and deposit location: Argentina, Caja de Valores S.A.; (b) on October 17, 2023, the issuance and settlement of the international bond denominated “10% Senior Notes due 2025” (Class B Notes) took place, denominated, issued, and payable in U.S. dollars abroad, under the Reg S scheme. The characteristics of this bond are as follows: (i) nominal value issued: USD 50,000,000, (ii) interest rate, determined through bidding: 10%, (iii) interest coupon frequency: semiannual, (iv) amortization: bullet, (v) term: 24 months from October 17, 2023, and (vi) applicable law and deposit location: New York, Euroclear; and (c) on August 25, 2025, the issuance and settlement of Class C Notes took place, denominated, issued, and payable in U.S. dollars abroad; the characteristics of these Notes are as follows: (i) nominal value issued: USD 50,000,000, (ii) interest rate, determined through bidding: 8%, (iii) interest coupon frequency: semiannual, (iv) amortization: bullet, (v) term: 48 months from August 25, 2025, and (vi) applicable law and deposit location: Argentina, Caja de Valores S.A.; and (d) on April 30, 2026, the Company issued in the local market Class D Notes, denominated, subscribed and payable in U.S. dollars; the characteristics of these Notes are as follows: (i) nominal value issued: USD 130,120,007, (ii) interest rate, determined through bidding: 6%, (iii) interest coupon frequency: semiannual, (iv) amortization: bullet, (v) term: 48 months from April 30, 2026, and (vi) applicable law and deposit location: Argentina, Caja de Valores S.A. On October 20, 2023, the Company decided to reopen Class A Notes, a procedure that allows offering in the market a security that replicates all the conditions of the previously offered instrument, incorporating the interest rate determined in the original offering (7%) and bidding the price. As a result of this process, the Company issued an additional USD 10,000,000 for Class A Notes, with an issuance price of 102.9%. Thus, the total nominal value of Class A amounts to USD 47,232,818. On August 28, 2025, the Company decided to reopen Class C Notes, issuing an additional USD 39,067,309 with an issuance price of 100.06%. Therefore, the total nominal value of Class C amounts to USD 89,067,309. On October 17, 2025, Class B Notes were fully canceled. On January 16, 2026, the Company carried out the early redemption of Class A Notes, which included the full repayment of the nominal value and the accrued interest up to that date. -26 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 7.3.7. CPSA´s Share Buyback Programs Considering the volatility of the market and the divergence between the Company's share price and the current economic reality of its assets or their future potential, which is detrimental to the interests of the Company's shareholders, and taking into account the Company's strong cash position and availability of funds, the Board of Directors has implemented several share buyback programs, ensuring in each case that treasury shares do not exceed the legal limit of 10% of the issued share capital. On October 13, 2022, the Company’s Board of Directors approved the creation of a share buyback program for the acquisition of the Company’s own shares for a maximum amount of up to USD 10,000,000 and for a period of 180 consecutive days. This program expired on April 11, 2023. Under this program, the Group repurchased 252,034 shares with a nominal value of $1 for a total amount of 254,501. See Note 9. On August 24, 2023, the Company’s Board of Directors approved the creation of a new share buyback program for the acquisition of the Company’s own shares for a maximum amount of up to USD 10,000,000 and for a period of 180 consecutive days. This program expired on February 20, 2024. Under this program, the Group repurchased 2,299,993 shares with a nominal value of $1 for a total amount of 4,754,693. The deadline for the disposal of these shares, in accordance with the Capital Markets Law, expires on October 11, 2026. On September 25, 2025, the Company’s Board of Directors approved the creation of a new share buyback program for the acquisition of the Company’s own shares, in accordance with applicable regulations, for a maximum amount of up to USD 20,000,000 and for a period of 180 consecutive days. This program expired on March 24, 2026. Under this program, the Group repurchased 2,756,000 shares with a nominal value of $1 for a total amount of 3,762,901. The deadline for the disposal of these shares, in accordance with the Capital Markets Law, expires on October 17, 2028. The transactions carried out under these programs were recorded as acquisitions of treasury shares in accordance with IAS 32 and applicable CNV regulations; therefore, the consideration paid for such shares was recognized directly in equity. 7.3.8. Mitsubishi Corporation Loan On November 29, 1996, Central Costanera S.A. signed a contract with Mitsubishi Corporation for the installation of a turnkey combined cycle power plant. The original agreement included financing of USD 192.5 million for 12 years from the provisional acceptance of the project, with a fixed annual interest rate of 7.42% and semiannual amortization of principal and interest. On October 27, 2014, Central Costanera S.A. and Mitsubishi Corporation agreed to the restructuring of such liability. Among the main restructuring conditions, the following stand out: waiver of accrued and accumulated interest as of September 30, 2014 amounting to USD 66,061,897; rescheduling of principal of USD 120,605,058 for an 18-year term, with a 12-month grace period, which must be fully repaid before December 15, 2032; a minimum annual payment of USD 3,000,000 in principal, in quarterly installments; a fixed annual interest rate of 0.25%; and certain restrictions on dividend payments. Considering the restrictions imposed at the time by the Central Bank of Argentina (see Note 13), several amendments to the loan agreement have been executed since September 30, 2020. The loan includes certain financial covenants, which as of March 31, 2026, have been fully complied with by Central Costanera S.A. Moreover, as a guarantee of the obligations undertaken, Central Costanera S.A. -27 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. maintains a first-ranking pledge over the financed asset in favor of Mitsubishi Corporation, the amount of which has varied depending on the refinancing obtained. As of March 31, 2026 and December 31, 2025, the outstanding balance of the liability amounted to 51,284,638 and 48,716,391, respectively. 7.3.9. Loans with IFC and Banco de Galicia y Buenos Aires S.A. On December 19, 2025, the Company entered into a loan agreement with IFC for an amount of USD 300 million, to finance the acquisition of the shares of Piedra del Águila Hidroeléctrica Argentina S.A. (see Note 1.1) and part of the battery energy storage project at the Nuevo Puerto power plant (see Note 1.2.r of the financial statements for the year ended December 31, 2025, already issued). In accordance with the terms of the agreement, the loan accrues an interest rate equal to SOFR plus 4.00% or SOFR plus 4.15%, depending on the tranche. The term of the loan ranges between 7 and 9 years depending on the tranche and includes a 2-year grace period and quarterly amortizations. Upon execution of the financing agreement, certain structuring and syndication costs became due, amounting to USD 5,720,000. Such amount was paid in January and February 2026. As from January 2, 2026, this loan accrues a 1% commitment fee, calculated on the undisbursed balances. CPSA has committed to maintain an “Adjusted Interest Coverage Ratio” of at least 2.00:1.00 and a Net Financial Debt to Adjusted EBITDA ratio (as defined in the loan agreement) not exceeding 3.00:1.00, measured quarterly on a consolidated last twelve months basis. Additionally, the loan agreement establishes other customary obligations and restrictions for financings of this type, which include, among others: (i) certain limitations on consolidations, mergers and asset sales; (ii) restrictions on incurrence of additional indebtedness; (iii) limitations on dividend payments; (iv) limitations on capital expenditures; and (v) restrictions on the creation of liens. Both compliance with the financial ratios and the other obligations and restrictions become applicable once disbursements are received. Subsequent to the end of the period, on April 16, 2026, the Company received a first disbursement of USD 50 million under the aforementioned loan. Additionally, on January 5, 2026, the Company entered into a bridge loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 200 million, at an interest rate of 5% per annum and for a term of 180 days from the disbursement date, which was disbursed on January 6, 2026. In accordance with the provisions of the loan agreement, the funds obtained were used for the acquisition of the shares of Piedra del Águila Hidroeléctrica Argentina S.A. As of March 31, 2026, the outstanding balance of this liability amounted to 279,625,588. Subsequent to the end of the period, on May 5, 2026, the Company made an early repayment of approximately USD 130 million of this bridge financing. 7.3.10. Short-term loans for import financing During 2025, CPSA entered into a master agreement with Banco Santander for an amount of up to USD 50,000,000 to finance foreign trade transactions. Between January and March 2026, three disbursements were made for a total of USD 18,606,382, at an average annual interest rate of 6.32%, with maturities ranging from May to July 2026. -28 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. Additionally, during 2026, Central Costanera S.A. entered into two master agreements with BBVA for the same purpose, for maximum amounts of up to USD 7,500,000 and USD 17,000,000, respectively. Under the first master agreement, two disbursements were made in January 2026 for a total of USD 6,781,866, at an average annual interest rate of 6.32%, with maturity in July 2026. Subsequent to the end of the period, on April 17, 2026, a disbursement of USD 15,964,178 was made under the second master agreement, at an annual interest rate of 6.08%, with a maturity in July 2026. 7.3.11. Other short-term loans In January 2026, the Company entered into three short-term loan agreements with VALO, each with an amount of USD 8,000,000 and an annual interest rate of 3%. As of March 31, 2026, all three loans had been fully disbursed. Subsequent to the end of the period, all three loans were fully repaid in April 2026. 7.3.12. Loan from Banco Santander International Subsequent to the end of the period, on May 11, 2026, CPSA agreed to a financing with Banco Santander International for an amount of USD 50 million, to be repaid in a single installment 48 months after the loan disbursement date. The applicable interest rate is SOFR + 1.42%. 7.4. Quantitative and qualitative information on fair values Valuation techniques The fair value reported for financial assets represents the amount at which the instrument could be exchanged in a regular transaction between mutually consenting parties, and not in a forced or liquidation transaction. The following methods and assumptions were used to estimate the fair values: Management has assessed that the fair values of current trade receivables approximate their carrying amounts, largely due to the short-term maturities of these instruments. The Group assesses long-term receivables at fixed and variable rates based on discounted cash flows. The valuation requires that the Group adopt certain assumptions such as interest rates, specific risk factors of each transaction and the creditworthiness of the customer. The fair value of quoted debt securities, mutual funds, equity instruments and corporate bonds is based on the quoted prices as of the reporting period end date. The fair value of interest-bearing debts and loans approximates their carrying amount. Fair value hierarchy The following table shows the fair value hierarchy of financial assets measured at fair value on a recurring basis as of March 31, 2026 and 2025: -29 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. As of March 31, 2026Measurement dateTotalLevel 1Level 2Level 3ARS 000ARS 000ARS 000ARS 000Assets measured at fair valueFinancial assets at fair value through profit or lossMutual funds03.31.202617,037,296 17,037,296 - - Public debt securities03.31.2026156,134,214 156,134,214 - - Stocks and corporate bonds03.31.20264,989,020 4,989,020 - - Interest rate swap03.31.20265,450,608 - 5,450,608 - Interest in companies03.31.2026188,790,874 188,790,874 - - Total financial assets measured at fair value372,402,012 366,951,404 5,450,608 - As of December 31, 2025Measurement dateTotalLevel 1Level 2Level 3ARS 000ARS 000ARS 000ARS 000Activos medidos por su valor razonableFinancial assets at fair value through profit or lossMutual funds12.31.202549,664,952 49,664,952 - - Public debt securities12.31.2025243,001,397 243,001,397 - - Stocks and corporate bonds12.31.20257,359,492 7,359,492 - - Interest rate swap12.31.20255,590,023 - 5,590,023 - Interest in companies12.31.2025169,813,531 169,813,531 - - Total financial assets measured at fair value475,429,395 469,839,372 5,590,023 - Fair value measurement using:Fair value measurement using: There were no transfers between hierarchies and there were no significant variations in asset values. The information on the Group’s objectives and financial risk management policies is included in Note 17 to the consolidated financial statements for the year ended December 31, 2025, which have already been issued. 8. Non-financial assets and liabilities 8.1. Other non-financial assets 03-31-202612-31-2025ARS 000ARS 000Non-current:Tax credits77,392 372,757 Income tax credits725,550 430,426 Prepayments to vendors10,168,756 10,707,815 10,971,698 11,510,998 Current:Prepayments to vendors16,632,370 8,426,282 Prepayment insurance8,148,272 612,629 Tax credits9,830,166 10,633,647 Others7,252,736 2,841,402 41,863,544 22,513,960 -30 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 8.2. Other non-financial liabilities 03-31-202612-31-2025ARS 000ARS 000Non-current:VAT payable16,122,412 20,314,608 Tax on bank account transactions payable1,270,058 1,426,017 17,392,470 21,740,625 Current:VAT payable47,246,434 48,197,498 Turnover tax payable1,466,302 634,700 Income tax withholdings payable2,194,616 1,289,710 Concession fees and royalties1,605,884 371,528 Tax on bank account transactions payable4,187,460 2,709,127 Others1,202,340 2,686,707 57,903,036 55,889,270 8.3. Compensation and employee benefits liabilitie 03-31-202612-31-2025ARS 000ARS 000Non-current:Employee long-term benefits10,211,598 9,711,512 Current:Employee long-term benefits4,469,388 4,469,305 Vacation and annual statutory bonus17,889,990 15,487,804 Contributions payable4,110,068 4,511,485 Bonus accrual9,497,104 18,635,554 Others521,014 456,315 36,487,564 43,560,463 9. Equity reserves On April 30, 2025, the Company’s Shareholders’ Meeting approved an increase in the legal reserve in the amount of 2,721,366 and resolved to allocate the remaining unappropriated earnings as of December 31, 2024 to increase the voluntary reserve for dividend payments, based on the evolution of the Company’s financial condition and in accordance with its current dividend distribution policy. On April 30, 2026, the Company’s Shareholders’ Meeting approved to allocate the unappropriated earnings as of December 31, 2025 and the portion of the legal reserve exceeding the amount required by applicable regulations and the by-laws, totaling 29,273,279, to the creation of a voluntary reserve to be used interchangeably for (i) dividend payments, based on the evolution of the Company’s financial condition and in accordance with the Company’s current dividend distribution policy, and (ii) the acquisition of the Company’s own shares. Within the framework of the share repurchase program approved by the Company on October 11, 2022 (see Note 7.3.7), and in accordance with Section 67 of Capital Markets Law No. 26,831, 252,034 ordinary shares, -31 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. each granting one vote, were automatically cancelled. Such cancellation, as required by applicable regulations, was due to the fact that, after the lapse of a three-year period from their acquisition (carried out between October 20 and November 23, 2022), such treasury shares remained in portfolio without having been disposed of or subject to a shareholders’ resolution as to their use. As a result, the Company’s share capital was automatically reduced by an amount equal to the nominal value of the cancelled shares, resulting in a new share capital of 1,513,770, represented by 1,513,770,222 ordinary shares, each with one vote and a nominal value of $1. In this regard, on May 6, 2026, the CNV resolved to partially cancel the public offering authorization with respect to 252,034 shares as a result of the share capital reduction described above. Accordingly, following such cancellation, CPSA’s share capital authorized for public offering amounts to 1,513,770, represented by 1,513,770,222 registered, book-entry ordinary shares, each granting one vote and with a nominal value of $1. As of the date of issuance of these financial statements, this capital reduction is pending registration with the Public Registry. The effects of the cancellation of these shares were presented in the statement of changes in equity included in the consolidated financial statements for the year ended December 31, 2025, already issued, within the accounts “Capital stock – Treasury shares”, “Comprehensive adjustment of treasury shares”, “Cost of treasury shares”, with the difference recognized in “Unappropriated retained earnings”. As of March 31, 2026, the Group holds treasury shares totaling 13,907,841 shares with a nominal value of $1, of which 8,851,848 shares are held by the subsidiary Proener S.A.U., which were not acquired through the share repurchase programs mentioned in Note 7.3.7. The following table shows the evolution of share capital for the last three fiscal years and for the period ended March 31, 2026: Face valueTreasury sharesTotalARS 000ARS 000ARS 000As of January 1, 20231,504,9189,1041,514,022Acquisition of treasury shares(2,300) 2,300 - As of December 31, 20231,502,61811,4041,514,022Movements- - - As of December 31, 20241,502,61811,4041,514,022Acquisition of treasury shares(2,756) 2,756 - Reduction in treasury shares- (252) (252) As of December 31, 20251,499,86213,9081,513,770Movements- - - As of March 31, 20261,499,86213,9081,513,770Capital stock -32 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 10. Information on related parties The following table presents the transactions and the accounts payable to/receivable from related parties as of the corresponding period/year: IncomeExpensesReceivables, other financial and non-financial assetsPayablesARS 000ARS 000ARS 000ARS 000Associates:Distribuidora de Gas Cuyana S.A. (1)03-31-2026- - - - 03-31-202539,096 3,734,749 - 1,116,759 12-31-202547,371 12,748,384 - - Related companies:Energía Sudamericana S.A. (1)03-31-2026- - - - 03-31-20255,425 - 30,916 - 12-31-202510,686 - - - RMPE Asociados S.A.03-31-2026- 4,678,070 4,625,554 - 03-31-2025335 2,816,625 31 2,755,741 12-31-20251,471 13,589,013 31 - RPU Agropecuaria S.A.03-31-20261,382 - - - 03-31-2025831 - - - 12-31-20253,651 - - - Full Logistics S.A.03-31-202664,954 - 59,426 - 03-31-202520,011 - 59,159 - 12-31-2025102,046 - 58,223 - M. Dodero Compañía General 03-31-202649,752 - 37,314 - de Servicios S.A.03-31-202512,868 - 35,196 - 12-31-202583,364 36,300 36,587 - Minera Cordillera S.A.03-31-2026- - 5,528 - 03-31-202510,578 - 432,427 - 12-31-202574,183 - 7,172 - Totals03-31-2026 116,088 4,678,070 4,727,822 - 03-31-2025 89,144 6,551,374 557,729 3,872,500 12-31-2025 322,772 26,373,697 102,013 - (1) Associate until September 30, 2025. Balances and transactions with shareholders As of March 31, 2026 and December 31, 2025, there is a balance due from shareholders of 7,015,032 and 7,025,910, respectively, corresponding to the personal property tax paid by the Company under the substitute taxpayer regime. -33 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. Terms and conditions of transactions with related parties Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables. For the three-month periods ended March 31, 2026 and 2025, the Company has not recognized any impairment losses on related party receivables. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates. During the three-month period ended March 31, 2025, the Group sold 0.21% of its equity interest in subsidiaries, without losing control over such entities. In accordance with IFRS 10, the effects of these transactions were recognized directly in equity. On January 7, 2025, the Shareholders’ Meeting of the subsidiary CPR approved the redemption of all shares held by the minority shareholders of said company, with the exception of one share retained by PERSAU, pursuant to Article 220, paragraph 1 of the General Companies Law ("LGS"), and voluntarily reduced the share capital in accordance with Article 203 of the LGS. Subsequently, on March 31, 2025, CPSA acquired from PERSAU the remaining CPR share. In accordance with IFRS 10, the effects of these transactions were recognized directly in equity. 11. Contracts, acquisitions and agreements 11.1. Acquisition of interest in 3C Lithium Pte. Ltd. On January 26, 2026, CPSA carried out a share acquisition and subscription at a price of USD 0.70 per share, through which it reached a 35% equity interest in the share capital of 3C Lithium Pte. Ltd. This company holds 100% of the share capital of Minera Cordillera S.A., an Argentine company that holds the mining rights to the “Tres Cruces” project, located in the province of Catamarca, Argentina. The “Tres Cruces” project is a recently discovered lithium deposit aimed at the development of exploration, drilling and mining activities. The Board of Directors of Minera Cordillera S.A. approved the 2026 business plan, which includes specific expenditures, operating expenses strictly related to the development of the “Tres Cruces” project, including exploration activities, working capital, general administrative expenses and legal or banking fees directly associated with the project. 11.2. Acquisition of Patagonia Argentina S.A. On April 12, 2026, CPSA entered into an agreement with Patagonia Assets Limited for the direct and indirect transfer of 100% of the share capital of Patagonia Energy S.A., which holds a hydrocarbon concession over the block known as Aguada del Chivato / Aguada Bocarey, located in the Neuquén Basin. 11.3. Award of firm natural gas transportation Within the framework of two open tenders, on April 15, 2026, Transportadora de Gas del Sur S.A. (“TGS”) awarded CPSA firm natural gas transportation services for a volume of 436,804 m³/day (Perito Moreno pipeline) and 428,199 m³/day (Neu-Ba pipeline), for a term of 30 years, at a total price of USD 30,727,676 and ARS 9,340,741,550, respectively. Such amounts shall be paid by CPSA in four equal installments in May, September and December 2026, and in April 2027. -34 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 12. Tax inflation adjustment Pursuant to Law No. 27,468, as amended by Law No. 27,430, for the determination of the amount of taxable net income for fiscal years commencing on or after January 1, 2019, the inflation adjustment calculated by applying the provisions set forth in the income tax law may be added to or deducted from the taxable result of the fiscal year. This adjustment will only be applicable (a) if the cumulative variation of the consumer price index (“IPC”) during the 36 months prior to the closing of the fiscal year is higher than 100%, and (b) for the first, second, and third fiscal years commencing on or after its entry into force, if the accumulated IPC variation exceeds 100% by 55%, 30% or 15%, respectively. The positive or negative tax inflation adjustment, depending on the case, corresponding to the first, second and third fiscal years commencing from January 1, 2018, which must be calculated in case the conditions mentioned in paragraphs (a) and (b) are met, shall be allocated one-sixth in that fiscal year and the remaining five-sixths, in equal parts over the five immediately following fiscal years. As of December 31, 2019 and during the following fiscal years, such conditions had already been met. Consequently, the current and deferred income tax has been recognized as from the fiscal year ended December 31, 2019, incorporating the effects derived from the application of the tax inflation adjustment in accordance with the provisions of the income tax law. 13. Measures in the Argentine economy On December 10, 2023, new government authorities took office and issued a series of measures, whose main objectives included: regulatory flexibility for economic development, reducing various expenses with the aim of reducing the fiscal deficit, reduction of subsidies, among others. In the context of the new government, in December 2023, a significant devaluation of the Argentine peso occurred, reflected in the official exchange rate. From 2024 onwards, the national government has taken actions to achieve fiscal balance, which allowed it to achieve, in a short period of time, a primary and financial surplus in relation to Gross Domestic Product, and to initiate a process of deceleration of inflation. Passing of Law No. 27,742 “Law of Bases” On June 28, 2024, Law No. 27,742 (“Law of Bases”) was enacted, which came into force after its promulgation by the Executive Branch. In the field of energy, the Bases Law modifies laws that form the regulatory framework of hydrocarbons, natural gas, biofuels, electricity, among others. These changes are intended to reconfigure the relationship between the State and the market, with the objective of granting greater prominence to private initiative in order to improve competitiveness and maximize the income obtained. In this regard, the Bases Law empowers the Executive Branch to modify Law No. 15,336 on Electric Energy and Law No. 24,065 on the Regulatory Framework of Electric Energy, which must ensure the following bases: – The free international trade of electricity. – The free commercialization, competition and expansion of markets, and the possibility for end users to choose their supplier. -35 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. – The explicit identification of the different concepts payable by end users. – The development of electricity transportation infrastructure through open, transparent, efficient and competitive mechanisms. – The review of the administrative structures of the electricity sector, modernizing and professionalizing them. The Law of Bases merges the gas and electricity regulators (ENRE and Enargas) into a single National Gas and Electricity Regulatory Entity, which will have the same functions. In this regard, on July 7, 2025, the Executive Branch issued Decree No. 452/2025, through which said entity was constituted. Foreign exchange market Since December 2019, the Central Bank of Argentina (BCRA) had issued a series of communications indefinitely extending foreign exchange regulations, which included controls on exports and imports, as well as the requirement for prior BCRA authorization to access the foreign exchange market for the remittance of profits and dividends abroad, among other restrictions. In particular, the refinancing of foreign financial debt under certain conditions was required. The effects of these regulations on the Group’s loans as of March 31, 2026, are described in Note 7.3.8. Following the inauguration of the new national government on December 10, 2023, restrictions on payments for imports cleared through customs as from December 13, 2023 were eased, although some of the BCRA-imposed restrictions on access to the Single and Free Exchange Market (MULC) and foreign exchange operations remained in place. Subsequently, on April 11, 2025, the national government implemented a set of measures aimed at easing the regulatory framework governing access to the MULC. These measures included: (i) the establishment of a band scheme for the determination of the exchange rate within which the U.S. dollar may fluctuate in the MULC; the initial band was set between 1,000 and 1,400 pesos, with its limits adjusted at a monthly rate of 1%; (ii) the elimination of the program that allowed the settlement of export proceeds using a split mechanism of 80% through the MULC and 20% through the financial market; (iii) the relaxation of access of individuals to the MULC for the purchase of foreign currency, subject to the requirements and conditions established by the BCRA, as well as the maintenance and/or adjustment of certain cross restrictions with securities transactions settled in foreign currency, whether directly or indirectly or on behalf of third parties, and the elimination of the tax surcharge applicable to the purchase of foreign currency in the MULC (while maintaining it for tourism and credit card payments); (iv) the authorization for Argentine companies to distribute dividends to foreign shareholders for fiscal years beginning in 2025; (v) a relaxation of payment terms for foreign trade transactions; and (vi) specific adjustments regarding certain restrictions on access to the MULC applicable to legal entities, in order to allow such entities to resume access to the MULC under normal conditions. As from January 1, 2026, the BCRA established that the upper and lower limits of the exchange rate band scheme will be adjusted monthly based on the most recently published inflation data, with the objective of mitigating episodes of excessive volatility in the foreign exchange market, while allowing the exchange rate to fluctuate within the bands according to market conditions. -36 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. Income Tax On June 16, 2021, the Argentine Executive Branch enacted Law No. 27,630, which established changes in the corporate income tax rate for fiscal years commencing on or after January 1, 2021. This law establishes payment of the tax based on a structure of staggered rates depending on the level of accumulated taxable net income. The threshold amounts in this scale will be annually adjusted, considering the annual variation of the consumer price index provided by the INDEC corresponding to October of the year prior to the adjustment compared with the same month of the previous year. For fiscal year 2025 the applicable scale is the following: 25% up to an accumulated taxable net income of 101.7 million pesos, 30% for the excess of such amount up to 1,016.8 million pesos, and 35% for the excess of such amount. Meanwhile, for fiscal year 2026 the applicable scale is the following: 25% up to an accumulated taxable net income of 133.5 million pesos, 30% for the excess of such amount up to 1,335.1 million pesos, and 35% for the excess of such amount. Investment Promotion Plan In order to boost the productive structure while generating employment and fiscal resources, the national government has implemented during 2024 the “Large Investment Incentive Regime” (RIGI), established under the Law of Bases, which will grant tax benefits, access to foreign currency for imports, and, under certain conditions, allow the remittance of profits to investment projects submitted and approved in certain strategic sectors capable of generating exports in the medium and long term. 14. Restrictions on income distribution Pursuant to the General Companies Law and the Bylaws, 5% of the profits of the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock. The profits distributed to individuals residing in Argentina or abroad, and to foreign legal entities, are subject to a withholding of 7% as a dividend tax, provided that such profits correspond to fiscal years closed after December 31, 2017. Pursuant to the General Companies Law and CNV regulations, since the disposal of treasury shares must be made with realized and liquid profits or free reserves, while such shares are held in treasury there is a restriction on the distribution of unappropriated retained earnings or free reserves for an amount equivalent to their cost. In addition, certain loan agreements establish requirements for the distribution of dividends (see Notes 7.3.1, 7.3.3, 7.3.4, 7.3.8 and 7.3.9). 15. Guarantees granted In guarantee of the performance of the obligations arising from the concession agreement of the Piedra del Águila Hydroelectric Complex entered into on January 9, 2026 (see Note 1.1), the Company has pledged in favor of the National State all Class “A” shares of PDAHA, representing 51% of the share capital of such company, for the entire 30-year concession term granted to PDAHA. On March 19, 2009, the Group entered into a pledge agreement with the Secretariat of Energy to secure its obligations in favor of the FONINVEMEM trusts under the operation and maintenance agreement of the Timbúes and Manuel Belgrano power plants, whereby it pledged 100% of the shares in TSM and TMB. -37 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. Additionally, the shares acquired by the Group in Central Costanera S.A. are subject to a pledge, and the Group is carrying out the necessary procedures to cancel it. In turn, the Group has entered into exchange-traded collateral transactions (“cauciones bursátiles”), which are financial transactions secured by short-term negotiable securities denominated in local currency. Furthermore, the Group has granted guarantees for the performance of the agreements described in Notes 1.2.a) and 18.3 to the consolidated financial statements for the fiscal year ended December 31, 2025, already issued, and in Notes 7.3.1, 7.3.3 and 7.3.8. 16. Subsequent events No events or transactions occurred between the end of the reporting period and the date of issuance of these financial statements that may significantly affect such financial statements. -38 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. EXHIBIT A PROPERTY, PLANT AND EQUIPMENT AS OF MARCH 31, 2026, AND DECEMBER 31, 2025 Main classAt the beginningRestatement of opening balance (2)Translation differencesAdditionsTransfersDisposalsAt the endARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Lands and buildings568,854,310 23,684,358 (28,540,679) 2,305,534 - - 566,303,523 Electric power facilities3,181,041,179 55,363 (159,598,073) 8,899,997 1,301,844 (60,808) 3,031,639,502 Wind turbines609,295,074 - (30,570,136) - (3,612,548) - 575,112,390 Gas turbines66,987,797 - (3,360,517) - - - 63,627,280 Construction in progress22,424,047 - (1,124,666) 59,901,408 2,857,976 - 84,058,765 Other123,692,153 - (6,206,946) - (547,272) (1,382,000) 115,555,935 Total 03-31-2026 4,572,294,560 23,739,721 (229,401,017) 71,106,939 - (1,442,808) 4,436,297,395 12-31-2025Main classAt the beginningRestatement of opening balance (2)Translation differencesChargesDisposals and impairmentAt the endNet book valueNet book valueARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Lands and buildings103,408,927 - (5,188,804) 2,891,144 - 101,111,267 465,192,256 465,445,383 Electric power facilities1,559,905,008 130,908 (78,262,808) 44,146,990 (49,752) 1,525,870,346 1,505,769,156 1,621,136,171 Wind turbines193,257,000 - (9,695,613) 5,695,222 - 189,256,609 385,855,781 416,038,074 Gas turbines- - - - - 63,627,280 66,987,797 Impairment of gas turbines (1)35,944,594 - (1,803,667) - - 34,140,927 (34,140,927) (35,944,594) Impairment of electric power facilities, lands and buildings, construction in progress and others (1)239,092,144 - (11,994,998) (4,801,068) - 222,296,078 (222,296,078) (239,092,144) Construction in progress- - - - - 84,058,765 22,424,047 Other95,032,718 - (4,767,382) 1,534,020 (1,382) 91,797,974 23,757,961 28,659,435 Total 03-31-2026 2,226,640,391 130,908 (111,713,272) 49,466,308 (51,134) 2,164,473,201 2,271,824,194 2,345,654,169 03-31-2026Cost03-31-2026Depreciation and impairment (1) See note 2.3.8. to the issued financial statements as of December 31, 2025. (2) Corresponds to subsidiaries whose functional currency is the Argentine peso. See Note 2.2.3. -39 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. EXHIBIT B INTANGIBLE ASSETS AS OF MARCH 31, 2026, AND DECEMBER 31, 2025 12-31-2025Main classAt the beginningTranslation differencesAt the end At the beginning%Translation differencesCharges At the end Net book value Net book value ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Transmission lines and electrical substations for wind farms36,245,969 (1,820,352) 34,425,617 13,431,621 5(682,674) 420,128 13,169,075 21,256,542 22,814,348 Turbogas and turbosteam supply agreements for thermal station Brigadier López (“BL contracts”)217,621,138 (10,918,162) 206,702,976 169,180,192 10(8,488,143) 429,802 161,121,851 45,581,125 48,440,946 BL contracts impairment(1)- - - 30,358,959 -(1,523,529) - 28,835,430 (28,835,430) (30,358,959) Transmission lines and electrical substations for wind farms impairment (1)- - - 423,266 5(12,811) (5,528) 404,927 (404,927) (423,266) Total 03-31-2026 253,867,107 (12,738,514) 241,128,593 213,394,038 (10,707,157) 844,402 203,531,283 37,597,310 40,473,069 03-31-2026Amortization and impairmentCost (1) See note 2.3.8. to the issued financial statements as of December 31, 2025. -40 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. EXHIBIT E ALLOWANCES AND PROVISIONS AS OF MARCH 31, 2026, AND DECEMBER 31, 2025 12-31-2025Main classAt beginningTranslation differencesIncreasesDecreasesRecoveriesAt endAt endARS 000ARS 000ARS 000ARS 000ARS 000ARS 000ARS 000Inventories13,749,121 (609,065) - - - 13,140,056 13,749,121 Trade and other receivablesAllowance for doubtful accounts -Trade receivables499,655 (18,719) 153,402 - - 634,338 499,655 Total 03-31-2026 14,248,776 (627,784) 153,402 - - 13,774,394 Total 12-31-2025 13,589,649 - 1,523,680 (38,726)(1) (825,827) 14,248,776 LIABILITIESProvisionsCurrentProvision for lawsuits and claims3,892,741 (194,509) 652,304 - - 4,350,536 3,892,741 Total 03-31-2026 3,892,741 (194,509) 652,304 - - 4,350,536 Total 12-31-2025 3,867,855 - 1,019,226 (994,340)(1) - 3,892,741 03-31-2026ASSETSNon-current (1) Income (loss) for exposure to change in purchasing power of currency for the year. -41 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. EXHIBIT F COST OF SALES FOR THE THREE-MONTH PERIODS ENDED AS OF MARCH 31, 2026, AND 2025 03-31-202603-31-2025ARS 000ARS 000Inventories and biological assets at the beginning of each period245,837,303 269,293,242 Translation differences(10,880,719) - Purchases and operating and forest production for each period:– Purchases96,380,680 30,236,519 – Operating expenses (Exhibit H) 126,476,494 87,511,333 – Forest production (Exhibit H) 3,490,932 2,598,887 – Forest growth and revaluation of biological assets15,338,818 4,394,263 241,686,924 124,741,002 Inventories and biological assets at the end of each period(274,585,434) (275,005,213) Total cost of sales 202,058,074 119,029,031 -42 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. EXHIBIT G FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF MARCH 31, 2026, AND DECEMBER 31, 2025 AccountsEffective exchange rate (1)Book valueBook valueARS 000ARS 000NON-CURRENT ASSETTrade and other receivablesUSD 66,362 1,383 (2)91,762,373 USD 79,248 115,655,946 Other financial assetsUSD 138,981 1,373 190,820,913 USD 120,341 174,013,086 282,583,286 289,669,032 CURRENT ASSETSCash and cash equivalentsUSD 2,807 1,373 3,854,011 USD 2,792 4,037,232 EUR 1 1,584 1,584 EUR 1 1,699 Other financial assetsUSD 72,913 1,373 100,109,549 USD 127,765 184,748,190 Trade and other receivablesUSD 107,934 1,383 (2)149,246,818 USD 114,495 167,095,915 USD 24,553 1,373 33,711,269 USD 16,492 23,847,432 USD 7,426 1,405 10,433,530 USD 8,008 11,851,840 USD 4,092 1,382 5,655,144 USD 3,851 5,603,205 303,011,905 397,185,513 585,595,191 686,854,545 NON-CURRENT LIABILITIESLoans and borrowingsUSD 244,221 1,382 337,513,422 USD 249,899 363,603,045 Trade and other payablesUSD - 1,382 - USD - - ProvisionsUSD 1,082 1,382 1,495,324 - 1,124 1,635,420 339,008,746 365,238,465 CURRENT LIABILITIESLoans and borrowingsUSD 287,468 1,382 397,280,776 USD 82,758 120,412,890 Trade and other payablesUSD 48,136 1,382 66,523,952 USD 65,026 94,612,830 EUR 1,821 1,598 2,910,473 EUR 2,951 5,055,408 SEK 1,144 147 168,005 SEK 1,170 186,455 466,883,206 220,267,583 805,891,952 585,506,048 03-31-202612-31-2025Class and amount of foreign currencies other than pesos (in thousands)Class and amount of foreign currencies other than pesos (in thousands) USD: US dollar. EUR: Euro. SEK: Swedish Crown. (1) At the exchange rate as of March 31, 2026, as published by Banco de la Nación Argentina. (2) At the reference exchange rate set forth in Communication “A” 3500 (wholesale) as of March 31, 2026, as published by the Central Bank of Argentina. (3) Information presented in order to comply with the provisions established by the CNV. -43 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. EXHIBIT H INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b) FOR THE THREE-MONTH PERIODS ENDED AS OF MARCH 31, 2026, AND 2025 AccountsOperating expensesForest production expensesAdministrative and selling expensesTotalARS 000ARS 000ARS 000ARS 000Compensation to employees28,545,210 - 10,051,286 38,596,496 Other long-term employee benefits858,222 - 74,628 932,850 Depreciation of property, plant and equipment48,604,940 - 992,276 49,597,216 Piedra del Águila Hydroelectric Plant concession2,822,044 - - 2,822,044 Amortization of intangible assets844,402 - - 844,402 Purchase of energy and power1,951,384 - - 1,951,384 Fees and compensation for services8,522,794 - 10,863,902 19,386,696 Maintenance expenses18,283,860 - 46,988 18,330,848 Consumption of materials and spare parts6,279,808 - - 6,279,808 Insurance3,872,364 - 35,932 3,908,296 Levies and royalties2,773,674 - - 2,773,674 Taxes and assessments580,440 - 2,801,314 3,381,754 Tax on bank account transactions48,370 - 5,706,278 5,754,648 Forest production services- 3,490,932 142,346 3,633,278 Others2,488,982 - 722,786 3,211,768 Total 03-31-2026 126,476,494 3,490,932 31,437,736 161,405,162 AccountsOperating expensesForest production expensesAdministrative and selling expensesTotalARS 000ARS 000ARS 000ARS 000Compensation to employees26,808,260 5,612 9,533,075 36,346,947 Other long-term employee benefits941,998 - 164,595 1,106,593 Depreciation of property, plant and equipment26,249,471 - 681,551 26,931,022 Piedra del Águila Hydroelectric Plant concession- - - - Amortization of intangible assets460,800 - - 460,800 Purchase of energy and power736,713 - - 736,713 Fees and compensation for services7,284,237 162,280 7,457,786 14,904,303 Maintenance expenses12,360,292 - 66,631 12,426,923 Consumption of materials and spare parts5,861,508 - - 5,861,508 Insurance4,652,296 - 28,953 4,681,249 Levies and royalties1,544,366 - - 1,544,366 Taxes and assessments427,403 - 862,849 1,290,252 Tax on bank account transactions34,623 - 2,058,283 2,092,906 Forest production services- 2,430,995 541,544 2,972,539 Others149,366 - 463,090 612,456 Total 03-31-2025 87,511,333 2,598,887 21,858,357 111,968,577 03-31-202503-31-2026 - 1 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. SEPARATE STATEMENT OF INCOME for the three-month period ended March 31, 2026 03-31-202603-31-2025ARS 000ARS 000Revenues199,932,558 134,289,460 Cost of sales(132,811,582) (79,735,977) Gross income67,120,976 54,553,483 Administrative and selling expenses(24,132,484) (17,062,381) Other operating income4,187,460 11,205,869 Other operating expenses(674,416) (24,073) Operating income46,501,536 48,672,898 Loss on net monetary position- (3,608,909) Finance income15,519,860 3,222,284 Finance expenses(10,009,826) (10,392,966) Share of the profit of associates88,975,924 56,076,403 Income before income tax140,987,494 93,969,710 Income tax for the period46,555,434 (11,223,905) Net income for the period187,542,928 82,745,805 Earnings per share:Basic and diluted (ARS) 125.04 55.06 Unaudited -2 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. SEPARATE STATEMENT OF COMPREHENSIVE INCOME for the three-month period ended March 31, 2026 03-31-202603-31-2025ARS 000ARS 000Net income for the period187,542,928 82,745,805 Other comprehensive income for the periodOther comprehensive income not to be reclassified to income in subsequent periodsForeign currency translation adjustment (1)(127,970,281) - Other comprehensive income to be reclassified to income in subsequent periodsForeign currency translation adjustment (2)45,695,830 - Other comprehensive income for the period(82,274,451) - Total comprehensive income for the period105,268,477 82,745,805 Unaudited (1) Corresponds to the exchange differences arising from the process of translation to the presentation currency. (2) Corresponds to exchange differences arising from the translation of subsidiaries whose functional currency differs from that of the Company. -3 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. SEPARATE STATEMENT OF FINANCIAL POSITION as of March 31, 2026 03-31-202612-31-2025NotesUnauditedUnauditedARS 000ARS 000Non-current assetsProperty, plant and equipment1,204,093,758 1,246,497,803 Intangible assets16,744,312 18,081,986 Investments in associates59,866,858 34,601,704 Investment in subsidiariesExhibit C1,722,683,730 1,313,057,077 Inventories12,244,520 12,616,367 Other non-financial assets435,330 434,794 Trade and other receivables100,369,132 123,684,279 Deferred tax asset44,312,448 - Other financial assets9,275,984 10,157,595 3,170,026,072 2,759,131,605 Current assetsInventories11,138,920 10,785,300 Other non-financial assets20,493,678 6,329,161 Trade and other receivables245,562,052 197,781,216 Other financial assets5,290,296 60,320,169 Cash and cash equivalents1,126,330 33,717,480 283,611,276 308,933,326 Total assets3,453,637,348 3,068,064,931 Equity and liabilitiesCapital stock1,499,862 1,499,862 Adjustment to capital stock531,424,214 559,576,397 Treasury shares13,908 13,908 Comprehensive adjustment of treasury shares4,029,824 4,242,126 Cost of treasury shares(8,108,194) (8,536,133) Legal reserve135,198,296 142,339,738 Voluntary reserve942,273,858 992,046,623 Other equity accounts(45,550,720) (47,993,780) Voluntary reserve for future dividends distribution546,752,368 575,633,604 Retained earnings503,357,568 332,495,992 Accumulated other comprehensive income45,695,830 - Total equity 2,656,586,814 2,551,318,337 Non-current liabilitiesOther non-financial liabilities16,423,688 20,537,930 Loans and borrowings144,113,578 152,965,057 Compensation and employee benefits liabilities5,823,748 5,339,755 Deferred income tax liabilities- 26,421,491 166,361,014 205,264,233 Current liabilitiesTrade and other payables85,424,184 98,112,042 Other non-financial liabilities36,388,060 39,846,399 Loans and borrowings462,541,580 117,531,801 Compensation and employee benefits liabilities23,514,730 28,445,279 Income tax payable22,814,056 27,540,148 Provisions6,910 6,692 630,689,520 311,482,361 Total liabilities797,050,534 516,746,594 Total equity and liabilities3,453,637,348 3,068,064,931 -4 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. SEPARATE STATEMENT OF CASH FLOWS for the three-month period ended March 31, 2026 03-31-202612-31-2025ARS 000ARS 000Operating activitiesAdjustments to reconcile income for the period before income tax to net cash flows:140,987,494 93,969,710 Adjustments to reconcile income for the period before income tax to net cash flows:Depreciation of property, plant and equipment32,204,746 13,835,948 Amortization of intangible assets429,802 103,761 Loss on disposal of property, plant and equipment338,590 - Interest earned from customers(3,865,454) (4,292,638) Finance income(15,519,860) (3,222,284) Finance expenses10,009,826 10,392,966 Share of the profit of associates and subsidiaries(88,975,924) (56,076,403) Movements in provisions and long-term employee benefit plan expense577,676 687,646 Foreign exchange difference for trade receivables- (6,601,103) Loss on net monetary position- 2,506,569 Working capital adjustments:(Increase) Decrease in trade and other receivables(23,623,908) 2,208,753 Increase in other financial, non-financial assets and inventories(16,615,786) (9,987,861) (Decrease) Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits(33,384,974) 14,675,825 Trade and tax interests paid(55,280) (21,099) Interest received13,820 4,248,440 Income tax paid(18,535,384) (499,453) Insurance recovery collected- 259,750 Net cash flows (used in) provided by operating activities(16,014,616) 62,188,527 Investing activities Purchase of property, plant and equipment(44,550,152) (40,194,136) Dividends collected- 11,608,703 Acquisition of available-for-sale financial assets, net48,638,108 (47,936,391) Capital contributions to subsidiaries(349,231,400) (8,841,473) Loans granted- (437,738) Net cash flows used in financing activities(345,143,444) (85,801,035) Financing activitiesBank and investment accounts overdrafts received26,870,226 30,484,915 Bank and investment accounts overdrafts paid(16,224,680) (502,951) Loans received416,276,366 1,368,235 Loans paid(69,350,142) (1,935,552) Interest and other financial costs paid(5,608,156) (2,700,152) Bank fees and charges(787,740) (21,294) Net cash flows provided by financing activities351,175,874 26,693,201 (Decresae) Increase in cash and cash equivalents(9,982,186) 3,080,693 Exchange difference, translation differences and other financial results(22,608,964) 130,757 Monetary results effect on cash and cash equivalents- (139,176) Cash and cash equivalents as of January 133,717,480 801,652 Cash and cash equivalents as of March 311,126,330 3,873,926 Unaudited -5 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation CENTRAL PUERTO S.A. 1. Basis of presentation of the separate financial statements 1.1. Summary of the main material accounting policies applied The Company prepares its separate financial statements in accordance with the provisions in force of the CNV, which approved General Resolution No. 622, which establishes that entities issuing shares and/or negotiable obligations, with certain exceptions, are required to prepare their financial statements in accordance with Technical Resolution No. 26 (and its amendments) of the FACPCE, which provides for the adoption of IFRS Accounting Standards issued by the International Accounting Standards Board (IASB, as per its acronym in English), while other entities will have the option to use either IFRS Accounting Standards or IFRS Accounting Standards for SMEs as a replacement for Argentine Professional Accounting Standards (NCPA). 1.2. Basis for presentation These separate financial statements for the three-month period ended March 31, 2026 have been prepared in accordance with IFRS Accounting Standards. In the preparation of these separate financial statements, the Company has applied the bases of presentation, the material accounting policies, and the significant accounting judgments, estimates and assumptions described in the accompanying consolidated financial statements corresponding to the three-month period ended March 31, 2026 - 6 - English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation EXHIBIT C CENTRAL PUERTO S.A. INVESTMENT IN SUBSIDIARIES AS OF MARCH 31, 2026, AND DECEMBER 31, 2025 12-31-2025Name and characteristics of securities and issuersClassFace valueNumberCost valueListed priceValue obtained by the equity methodShare of profit of subsidiariesBook valueBook valueARS 000ARS 000ARS 000ARS 000ARS 000INVESTMENT IN SUBSIDIARIESProener S.A.U.1 voto1 207,208,023,541 207,208,024 No cotiza 852,413,454 57,771,746 852,413,454 788,727,040 Vientos La Genoveva S.A.U.1 voto1 1,661,998,361 1,661,998 No cotiza 69,459,320 (22,112) 69,459,320 72,910,757 Puerto Energías Renovables 1 voto1 66,630,956,734 66,630,957 No cotiza 228,530,284 12,335,732 228,530,284 226,908,537 CP Achiras S.A.U.1 voto1 6,878,716,650 6,878,717 No cotiza 17,977,056 (529,306) 17,977,056 19,423,437 CP La Castellana S.A.U.1 voto1 25,483,452,176 25,483,452 No cotiza 46,154,654 4,170,876 46,154,654 44,064,806 CP Cordillera Solar S.A.1 voto1 80,281,161,506 80,281,162 No cotiza 101,820,232 5,722,862 101,820,232 100,859,891 CP Servicios Renovables S.A.1 voto1 625,001 625 No cotiza (1,460,774) 883,098 (1,460,774) (2,458,922) Puerto Energía S.A.U.1 voto1 120,200,000 120,200 No cotiza 956,344 375,904 956,344 611,145 PS Cafayate S.R.L.1 voto10 39,703,764,798 39,703,765 No cotiza 56,497,542 1,571,334 56,497,542 57,827,670 Central Vuelta de Obligado S.A.1 voto1 280,950 281 No cotiza 4,686,362 479,554 4,686,362 4,182,716 Piedra del Aguila Hidroeléctrica 1 voto1 338,590,000,000 338,590,000 No cotiza 345,649,256 7,059,256 345,649,256 - 89,818,944 1,722,683,730 1,313,057,077 (1) Formerly known as Vientos La Genoveva II S.A.U. Name and characteristics of securities and issuersDateCapital stock(Loss) IncomeEquityDirect and indirect equity interest %ARS 000ARS 000ARS 000INVESTMENT IN SUBSIDIARIESProener S.A.U.03.31.2026207,208,024 58,140,740 852,598,642 100.00%Vientos La Genoveva S.A.U.03.31.20261,661,998 93,976 65,194,468 100.00%Puerto Energías Renovables 03.31.202666,630,957 12,514,010 228,148,852 100.00%CP Achiras S.A.U.03.31.20266,878,717 (529,306) 17,891,372 100.00%CP La Castellana S.A.U.03.31.202625,483,452 4,170,876 46,154,654 100.00%CP Cordillera Solar S.A.03.31.202680,281,162 5,722,862 101,820,232 100.00%CP Servicios Renovables S.A.03.31.2026625 883,098 (1,460,774) 100.00%Puerto Energía S.A.U.03.31.2026120,200 375,904 956,344 100.00%PS Cafayate S.R.L.03.31.202639,703,765 1,571,334 56,497,542 100.00%Central Vuelta de Obligado S.A.03.31.2026500 (64,954) 8,384,594 55.89%Piedra del Aguila Hidroeléctrica Argentina S.A.03.31.2026338,590,000 7,059,256 345,649,256 100.00%03-31-2026Latest available financial information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 22, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact